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08028195

F9
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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West Ridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Lane
(No. and Street)

Meridian (City) Id (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Pearman (208) 955-9721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

877 West Main St., Ste 800 (Address) Boise (City) Id (State) 83702 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Tammi Kildow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West Ridge Securities LLC, as of February 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMI KILDOW NOTARY PUBLIC STATE OF IDAHO

Paul Lambert
Signature

COMPLIANCE MANAGER
Title

T Kildow
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

WEST RIDGE SECURITIES LLC

WEST RIDGE SECURITIES LLC

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INTERNAL CONTROL REPORT

Board of Directors
West Ridge Securities LLC
Boise, Idaho

In planning and performing our audit of the financial statements and supplemental schedule of West Ridge Securities LLC (Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated the in writing to management and those charged with governance on February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 27, 2008

INDEPENDENT AUDITORS' REPORT

Board of Directors
West Ridge Securities LLC
Boise, Idaho

We have audited the accompanying statements of financial condition of West Ridge Securities LLC as of December 31, 2007 and 2006, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Ridge Securities LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 27, 2008

www.eidebailly.com
877 West Main St., Ste. 800 • Boise, Idaho 83702-5858 • Phone 208.344.7150 • Fax 208.344.7435 • EOE

WEST RIDGE SECURITIES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 27,703	$ 28,679
Prepaid expenses	11,488	-
Total current assets	$ 39,191	$ 28,679

MEMBERS' EQUITY

	2007	2006
MEMBERS' EQUITY	$ 39,191	$ 28,679
Total members' equity	$ 39,191	$ 28,679

See Notes to Financial Statements

WEST RIDGE SECURITIES LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE		
Commissions	$ -	$ -
Other revenue	-	-
Total revenue	-	-
EXPENSES AND OTHER INCOME		
Administrative	4,061	7,588
Licenses and fees	20,695	-
Other income	(35,268)	-
Total expenses	(10,512)	7,588
NET INCOME (LOSS)	$ 10,512	$ (7,588)

See Notes to Financial Statements

WEST RIDGE SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

BALANCE, DECEMBER 31, 2005	$	6,267
Contributions		30,000
Net loss		(7,588)
BALANCE, DECEMBER 31, 2006		28,679
Net income		10,512
BALANCE, DECEMBER 31, 2007	$	39,191

WEST RIDGE SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 10,512	$ (7,588)
Adjustments to reconcile net income (loss) to net cash used by operating activities		
Changes in assets and liabilities		
Prepaid expenses	(11,488)	-
Accounts payable	-	(3,733)
NET CASH USED BY OPERATING ACTIVITIES	(976)	(11,321)
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner contributions	-	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	30,000
NET INCREASE (DECREASE) IN CASH	(976)	18,679
CASH, BEGINNING OF YEAR	28,679	10,000
CASH, END OF YEAR	$ 27,703	$ 28,679

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION AND OPERATIONS

West Ridge Securities LLC (the "Company") was designed for the selling of the securities of affiliated companies.

Income Recognition

The Focus reports, books, and records of the Company are maintained on the accrual basis of accounting.

Income Tax Status

The Company, with the consent of its sole member, has elected to have its income for the years ended December 31, 2007 and 2006, taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of Company income taxes, members are taxed on their proportionate share of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2007 and 2006, West Ridge Securities LLC did not have any subordinated liabilities, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 3 - PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

Due to the current inactive status of the Company, the Company does not hold funds or securities of customers. Since the Company has not received funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15c3-3.

(continued on next page)

NOTE 4 - RELATED PARTY TRANSACTIONS

DBSI Realty Company, a commonly held company, provides office space and record keeping to the Company.

The Company and other entities with which it does business are under common control. The existence of that control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $27,703 and $28,679, respectively, and net capital requirements of $5,000. The Company does not have any custodian accounts or investor funds held.

WEST RIDGE SECURITIES LLC

SUPPLEMENTARY INFORMATION

WEST RIDGE SECURITIES LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

Net capital		
Total members' equity	$	39,191
Less nonallowable assets		11,488
Net capital	$	27,703
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	-
Computation of basic net capital requirement		
Base minimum net capital required	$	5,000
Calculated minimum net capital required	$	-
Excess net capital	$	22,703
Excess net capital at 1000%	$	27,703
Ratio: Aggregate indebtedness to net capital		0 to 1

There are no material differences between the audited Computation of Net Capital as shown above and the Company's corresponding unaudited Form X-17A-5 Part IIA.

END